Exhibit 99.1

Nasus Pharma Appoints Pharmaceutical Industry Veteran Brendan P. O’Grady as Chief Executive Officer to Lead Strategic Growth

TEL AVIV, Israel, July 28, 2026 – Nasus Pharma Ltd. (Nasdaq: NSRX) (“Nasus”, “Nasus Pharma” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products, today announced the appointment of pharma industry veteran Brendan P. O’Grady as its Chief Executive Officer. Mr. O’Grady will lead the Company’s next phase of growth, with an initial focus on unlocking the commercial potential of NS002, advancing the Company’s pipeline and business development initiatives, and maximizing the value of its proprietary Nasax® intranasal technology platform. Mr. O’Grady succeeds Dan Teleman, with the leadership transition effective July 27, 2026.

“Brendan’s appointment reflects the Board’s commitment to advance Nasus to its next phase of growth, and represents a significant milestone in the Company’s evolution,” said Udi Gilboa, Chairman of the Board of Directors of Nasus Pharma. “As we advance NS002 toward a pivotal trial in the fourth quarter of 2026 and topline data readout the first quarter of 2027, our strategic focus is increasingly centered on pre-commercial planning. Brendan brings strategic vision, extensive experience in payors and reimbursement, and proven commercial leadership required to develop and execute this strategy. We are delighted to welcome Brendan to the Nasus team.”

“On behalf of the Board of Directors, I also extend our thanks to Dan Teleman for his service and many contributions to Nasus, and wish him continued success in his future endeavors,” concluded Mr. Gilboa.

“I am thrilled to be joining Nasus at such an important stage in the Company’s development,” said Mr. O’Grady. “NS002 presents an opportunity to address a significant unmet medical need in the treatment of anaphylaxis and represents a growing $2 billion market opportunity. In a market currently dominated by injectables, NS002’s rapid onset and intranasal administration offer patients and caregivers a potentially superior alternative for treating severe allergic reactions. Based on my 35 years of experience leading commercial strategy and go-to-market programs, I believe the Nasus portfolio represents a significant value generation opportunity, and I look forward to working with the entire Nasus leadership team to deliver the therapeutic promise of these assets to patients in need.”

Mr. O’Grady is a highly accomplished pharmaceutical executive with more than three decades of global leadership experience spanning corporate strategy, business development, commercialization, market access, strategic partnerships and global product launches. Mr. O’Grady has led multi-billion-dollar pharmaceutical businesses, developed and executed global commercialization strategies, established strategic pharmaceutical partnerships, and consistently created shareholder value across publicly traded healthcare companies. He spent 21 years at Teva Pharmaceuticals in a variety of commercial roles, rising to CEO of Teva USA and EVP North America Commercial while scaling profitability, growth, and productivity. He has also served as Chief Executive Officer of Assertio Holdings (Nasdaq: ASRT). Mr. O’Grady has served on a variety of public and private corporate boards and advisory committees. Most notably, he served as a director of the telehealth company, American Well Corporation (Amwell), from 2015 - 2021. While on the board of Amwell, he served as the compensation committee chair and as a member of the IPO committee. He also served with distinction as a member of the United States Department of Commerce, U.S. Investment Advisory Council from August 2019 through June of 2021. Mr. O’Grady holds a Bachelor of Science degree in Management Science from SUNY Geneseo (Geneseo State University, Geneseo, NY) and a Master of Business Administration from Baker University’s (Baldwin City, Kansas) School of Professional and Graduate Studies.

Additional information regarding Mr. O’Grady’s appointment will be furnished by the Company in a Report on Form 6-K with the U.S. Securities and Exchange Commission.

About Nasus Pharma

Nasus Pharma Ltd. (Nasdaq: NSRX) is a biopharmaceutical company advancing innovative intranasal therapies through its proprietary intranasal powder technology platform. The Company’s lead product candidate, NS002, is being developed as an intranasal epinephrine treatment for Type I allergic reactions, including anaphylaxis. In addition to NS002, Nasus is leveraging its proprietary technology platform to develop a growing pipeline of differentiated intranasal product candidates designed to provide rapid, reliable and patient-friendly drug delivery across multiple therapeutic areas.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will”, “would,” or the negative of these words, similar expressions or variations of such words are intended to identify forward looking statements. For example, Nasus Pharma is using forward looking statements in this press release when it discusses: statements regarding the Company’s strategy to commercialize NS002 and unlocking its commercial potential; advancing the Company’s pipeline and future business development initiatives, maximizing the value of its proprietary Nasax intranasal technology platform; the next phase of Nasus Pharma’s growth; the Company advancing NS002 toward a pivotal trial in the fourth quarter of 2026 and topline data readout the first quarter of 2027; the increasing strategic focus on pre-commercial planning; the opportunity NS002 presents to address a significant unmet medical need; the believe that the Nasus portfolio represents a significant value generation opportunity; and the potential applications and promise of the Company’s proprietary intranasal technology platform. These forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to update or revise these forward-looking statements except as required by applicable law.

Company Contact

Nasus Pharma Ltd.

info@nasuspharma.com

Investor Contact

Mike Moyer

LifeSci Advisors

+1-617-308-4306

mmoyer@lifesciadvisors.com